United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of the Registrant as specified in the charter)

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be incorporated by reference into the

Registration Statements on Form F-3ASR of:

The Registrant (File No. 333-235558)

Propimex, S. de R.L. de C.V. (File No. 333-235558-07)

Comercializadora la Pureza de Bebidas, S. de R.L. de C.V. (File No. 333-235558-06)

Grupo Embotellador CIMSA, S. de R.L. de C.V. (File No. 333-235558-05)

Refrescos Victoria del Centro, S. de R.L. de C.V. (File No. 333-235558-03)

Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V. (File No. 333-235558-01)

Yoli de Acapulco, S. de R.L. de C.V. (File No. 333-235558-02)

Controladora Interamericana de Bebidas, S. de R.L. de C.V. (File No. 333-235558-04)

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the six months ended June 30, 2020.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2019 (File No. 001-12260), filed with the U.S. Securities and Exchange Commission on April 17, 2020.

-i-

FORWARD-LOOKING INFORMATION

Some of the information contained or incorporated by reference in this report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to:

•	effects on our company from changes in our relationship with The Coca-Cola Company;

•

health epidemics, pandemics and similar outbreaks, including future outbreak of diseases, or the spread of existing diseases (including the novel coronavirus disease, also known as COVID-19 (“COVID-19”)), and their effect on customer behavior and on economic, political, social and other conditions in the countries where we operate and globally;

•	fluctuation in the prices of raw materials;

•	competition;

•	significant developments in the countries where we operate;

•	regulatory developments in the countries where we operate;

•	fluctuation in currency exchange and interest rates;

•	our ability to implement our business expansion strategy, including our ability to successfully integrate mergers and acquisitions we have completed in recent years;

•

economic or political conditions or changes in our regulatory or legal environment, including the impact of existing laws and regulations, changes thereto or the imposition of new taxes, environmental, health, energy, foreign investment and/or antitrust laws or regulations impacting our business, activities and investments; and

•	adverse weather conditions or natural disasters.

Forward-looking statements involve inherent risks and uncertainties. We caution you not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Some of these factors are discussed under “Risk Factors” in our most recent annual report on Form 20-F and include economic and political conditions and government policies in the countries in which we operate, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

PRESENTATION OF INFORMATION

Certain Defined Terms

The terms “Coca-Cola FEMSA,” “our company,” “we,” “us” and “our,” are used in this report to refer to Coca-Cola FEMSA, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis.

Currency

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps.23.08 to U.S. $1.00, which was the noon buying rate for Mexican pesos per U.S. dollar as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates for June 30, 2020.

Rounding

Certain figures included in this report have been rounded for ease of presentation. Percentage figures included in this report have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

OPERATING AND FINANCIAL REVIEW – SIX MONTHS ENDED JUNE 30, 2020

The following is a summary and discussion of our unaudited interim condensed consolidated financial information as of June 30, 2020 and for the six month periods ended June 30, 2020 and 2019. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2019.

In the opinion of our management, the unaudited interim condensed consolidated financial information discussed below is prepared in compliance with International Accounting Standards 34, Interim Financial Statements (“IAS 34”) and includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2019.

Interim Condensed Consolidated Financial Data

	For the six months ended June 30,
	2020(1)		2020	2019
	(in millions, except percentages)
	unaudited
Interim Condensed Consolidated Income Statement Data
Total revenues	U.S.$	3,828	Ps. 88,341	Ps. 94,444
Cost of goods sold		2,105	48,593	51,349

Gross profit		1,723	39,748	43,095

Administrative expenses		162	3,733	4,385
Selling expenses		1,058	24,399	25,578
Other income		17	384	364
Other expenses		82	1,896	1,404
Interest expense		203	4,691	3,475
Interest income		24	556	551
Foreign exchange loss (gain), net		(21)	(493)	199
Monetary position (gain) loss, net		(8)	(175)	30
Market value (gain) loss on financial instruments		—	(1)	—

Income before income taxes from continuing operations and share of profit in equity accounted investees		288	6,638	8,939
Income taxes		91	2,091	2,519
Share of the loss of equity accounted investees		(6)	(144)	(64)

Net income		191	4,403	6,356
Consolidated net income	U.S.$	191	Ps. 4,403	Ps. 6,356

Attributable to:
Controlling interest from continuing operations		202	4,659	6,087
Non-controlling interest from continuing operations		(11)	(256)	269

Consolidated net income		191	4,403	6,356

Ratio to Revenues (%)
Gross profit margin		45.0	45.0	45.6

Net income margin		4.99	4.99	6.73

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.23.08 to U.S.$1.00 solely for the convenience of the reader. See “Presentation of Information—Currency.”

			As of
	June 30, 2020(1)		June 30, 2020	December 31, 2019
	(in millions)
	(unaudited)
Interim Condensed Consolidated Statements of Financial Position Data:
Cash and cash equivalents	U.S.$	1,797	Ps. 41,473	Ps. 20,491
Accounts receivable, net, inventories, recoverable taxes, other current financial assets, and other current assets		1,256	28,895	36,305
Total current assets		3,053	70,458	56,796
Investments in other entities		368	8,491	9,751
Property, plant and equipment, net		2,655	61,276	61,187
Rights of use assets		53	1,225	1,382
Intangible assets, net		4,737	109,339	112,050
Deferred tax assets, other non-current financial assets and other non-current assets		914	21,112	16,673
Total non-current assets		8,727	201,443	201,043
Total assets	U.S.$	11,780	Ps.271,901	Ps.257,839

Bank loans and notes payable		589	13,590	882
Current portion of non-current debt		158	3,657	10,603
Current portion of lease liabilities		21	493	483
Interest payable		30	682	439
Suppliers, accounts payable, taxes payable and other current financial liabilities		1,718	39,661	38,603
Total current liabilities		2,516	58,083	51,010
Bank loans and notes payable		3,208	74,039	58,492
Long-term lease liabilities		35	817	900
Post-employment and other non-current employee benefits, deferred tax liabilities, other non-current financial liabilities, provisions and other non-current liabilities		567	13,079	17,752
Total non-current liabilities		3,810	87,935	77,144

Total liabilities		6,326	146,018	128,154
Total equity		5,454	125,883	129,685

Equity attributable to equity holders of the parent		5,201	120,054	122,934

Non-controlling interest in consolidated subsidiaries		253	5,829	6,751

Total liabilities and equity	U.S.$	11,780	Ps.271,901	Ps.257,839

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.23.08 to U.S.$1.00 solely for the convenience of the reader. See “Presentation of Information—Currency.”

Consolidated Results of Operations for the Six Months Ended June 30, 2020 and 2019

The comparability of our financial and operating performance in the six months ended June 30, 2020 as compared to the same period in 2019 was affected by the translation effects resulting from exchange rate volatility during the six months ended June 30, 2020. To translate results of Argentina in the six months ended June 30, 2020, we used the end-of-period exchange rate of 70.46 Argentine pesos per U.S. dollar. The depreciation of the Argentine peso relative to the U.S. dollar on June 30, 2020 as compared to the end-of-period exchange rate on June 30, 2019, was 65.9%. In addition, the average depreciation of currencies used in our main operations relative to the U.S. dollar in the six months ended June 30, 2020 as compared to the same period in 2019, was: 28.1% for the Brazilian real, 12.7% for the Mexican peso, 15.9% for the Colombian peso and 22.2% for the Uruguayan peso.

Total Revenues

Our consolidated total revenues decreased by 6.5% to Ps.88,341 million in the six months ended June 30, 2020 as compared to the same period in 2019, mainly as a result of declines in sales volume driven mainly by the enforcement of lockdowns and social distancing measures related to the COVID-19 pandemic, coupled with unfavorable price-mix effects and an unfavorable currency translation effect resulting from the depreciation of most of our operating currencies relative to the Mexican peso. These effects were partially offset by pricing and revenue management initiatives implemented during the period. On a comparable basis, excluding currency translation effects, total revenues would have decreased by 2.8% in the six months ended June 30, 2020 as compared to the same period in 2019.

Total sales volume decreased by 3.8% in the six months ended June 30, 2020 as compared to the same period in 2019.

•

Sales volume of our sparkling beverage portfolio decreased by 2.3% in the six months ended June 30, 2020 as compared to the same period in 2019, as the performance of our colas portfolio was offset by a decline in our flavored sparkling beverage portfolio.

•

Sales volume of our still beverage portfolio decreased by 10.3% in the six months ended June 30, 2020 as compared to the same period in 2019, mainly as a result of declines in sales volume across most of our territories which were partially offset by sales volume growth in Uruguay.

•

Sales volume of our bottled water category, excluding bulk water, decreased by 23.5% in the six months ended June 30, 2020 as compared to the same period in 2019, mainly as a result of declines in sales volume across our territories.

•	Sales volume of our bulk water category increased by 1.1% in the six months ended June 30, 2020 as compared to the same period in 2019, mainly as a result of growth in Mexico, Brazil and Argentina.

Consolidated average price per unit case decreased by 3.1% to Ps.51.18 in the six months ended June 30, 2020 as compared to Ps.52.83 in the same period in 2019, mainly as a result of unfavorable currency translation effects coupled with unfavorable price-mix effects. These effects were partially offset by our pricing and revenue management initiatives. On a comparable basis, average price per unit case would have increased by 0.7% in the six months ended June 30, 2020 as compared to the same period in 2019, driven mainly as a result of pricing and revenue management initiatives.

Gross Profit

Our gross profit decreased by 7.8% to Ps.39,748 million in the six months ended June 30, 2020 as compared to the same period in 2019. We had a gross margin decline of 60 basis points to reach 45.0% in the six months ended June 30, 2020 as compared to the same period in 2019. These declines were mainly as a result of (a) unfavorable price-mix effects; (b) higher concentrate costs in Mexico; (c) higher concentrate costs in Brazil related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, due to our decision to suspend such tax credits; and (d) the depreciation in the average exchange rate of most of our operating currencies, which affected our U.S. dollar-denominated raw material costs. These effects were partially offset by our pricing initiatives, together with more stable sweetener and lower PET prices. On a comparable basis, our gross profit would have decreased by 4.5% in the six months ended June 30, 2020 as compared to the same period in 2019.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to our production facilities, wages and other labor costs associated with labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency, net of applicable taxes. Packaging materials, mainly PET resin and aluminum, and high fructose corn syrup, used as a sweetener in some countries, are denominated in U.S. dollars.

Administrative and Selling Expenses

Our administrative and selling expenses decreased by 6.1% to Ps.28,132 million in the six months ended June 30, 2020 as compared to the same period in 2019, mainly as a result of labor, maintenance and marketing expense efficiencies, which were partially offset by an increase in freight costs. Our administrative and selling expenses as a percentage of total revenues increased by 10 basis points to 31.8% in the six months ended June 30, 2020 as compared to the same period in 2019. In the six months ended June 30, 2020, we continued investing across our territories to support marketplace execution, increase our cooler coverage, and bolster our returnable presentation base.

Other Expenses, Net

We recorded other expenses net of Ps.1,512 million in the six months ended June 30, 2020 as compared to Ps.1,040 million in the same period in 2019. This increase was driven mainly by impairments on equity method investments recognized during the second quarter of 2020, which were partially offset by savings related to restructuring indemnities incurred during the first six months of 2019.

Comprehensive Financing Result

The term “comprehensive financing result” refers to the combined financial effects of net interest expenses, net financial foreign exchange gains or losses, market value gains or losses on financial instruments, and net gains or losses on the monetary position of hyperinflationary countries where we operate. Net financial foreign exchange gains or losses represent the impact of changes in foreign exchange rates on financial assets or liabilities denominated in currencies other than local currencies. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever occurs first, and the date it is repaid or the end of the period, whichever occurs first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Comprehensive financing result in the six months ended June 30, 2020 recorded an expense of Ps.3,466 million as compared to an expense of Ps.3,153 million in the same period in 2019. This 9.9% increase was mainly driven by a 41.4% increase in interest expense, net in the six months ended June 30, 2020 as compared to the same period in 2019. This increase in interest expense, net, was primarily a result of a one-time interest expense related to the prepayment in full of our U.S. dollar-denominated 3.875% Notes due 2023, as part of the execution of our successful debt refinancing initiatives during the first quarter of 2020. In addition, the increase in interest expense, net, was partially offset by a foreign exchange gain of Ps.493 million in the six months ended June 30, 2020 as compared to a foreign exchange loss of Ps.199 million in the same period in 2019. This gain was due to the positive impact of our cash exposure to U.S. dollars, as a result of the depreciation of the Mexican peso. Finally, in the six months ended June 30, 2020 we recognized a Ps.175 million gain in monetary position in hyperinflationary subsidiaries related to our operations in Argentina, as compared to a loss of Ps.30 million in the same period in 2019, also related to Argentina.

Income Taxes

In the six months ended June 30, 2020, our effective income tax rate was 31.5% as compared to 28.2% in the same period in 2019. This increase was driven mainly by impairments recognized during the second quarter of 2020.

Share of the Loss of Equity Accounted Investees, Net of Taxes

In the six months ended June 30, 2020, we recorded a loss of Ps.144 million in the share of the loss of equity accounted investees, net of taxes as compared to a loss of Ps.64 million in the same period in 2019, mainly as a result of losses in our joint ventures in Brazil and Panama.

Net Income (Equity holders of the parent)

For the reasons explained above, we reported a net controlling interest income of Ps.4,659 million in the six months ended June 30, 2020, as compared to a net controlling interest income of Ps.6,087 million in the same period in 2019.

Results by Consolidated Reporting Segment

Mexico and Central America

Total Revenues

Total revenues in our Mexico and Central America consolidated reporting segment decreased by 1.7% to Ps.52,904 million in the six months ended June 30, 2020 as compared to the same period in 2019, mainly as a result of volume declines and an unfavorable price-mix effect. On a comparable basis, total revenues would have decreased by 3.9% in the six months ended June 30, 2020 as compared to the same period in 2019.

Total sales volume in our Mexico and Central America consolidated reporting segment decreased by 3.4% to 998 million unit cases in the six months ended June 30, 2020 as compared to the same period in 2019, mainly as a result of lockdowns and social distancing measures related to the COVID-19 pandemic.

•

Sales volume of our sparkling beverage portfolio decreased by 1.8% in the six months ended June 2020 as compared to the same period in 2019, driven by a decrease in our flavored sparkling beverage portfolio, partially offset by flat performance in our colas portfolio, in each case as compared to the six months ended June 30, 2019.

•	Sales volume of our still beverage portfolio decreased by 10.1% in the six months ended June 30, 2020 as compared to the same period in 2019, driven by declines in the division.

•	Sales volume of bottled water, excluding bulk water, decreased by 26.3% in the six months ended June 30, 2020 as compared to the same period in 2019, driven by declines in the division.

•

Sales volume of our bulk water portfolio increased by 0.7% in the six months ended June 30, 2020 as compared to the same period in 2019, driven mainly by growth in Mexico, which was partially offset by a decline in Central America.

Sales volume in Mexico decreased by 3.4% to 885.1 million unit cases in the six months ended June 30, 2020, as compared to 916.1 million unit cases in the same period in 2019.

•

Sales volume of our sparkling beverage portfolio decreased by 2.1% in the six months ended June 2020 as compared to the same period in 2019, driven by a decrease in our flavored sparkling beverage portfolio, which was partially offset by flat performance in our colas portfolio, in each case as compared to the six months ended June 30, 2019.

•	Sales volume of our still beverage portfolio decreased by 8.5% in the six months ended June 30, 2020 as compared to the same period in 2019.

•	Sales volume of bottled water, excluding bulk water, decreased by 26.0% in the six months ended June 30, 2020 as compared to the same period in 2019.

•	Sales volume of our bulk water portfolio increased by 0.7% in the six months ended June 30, 2020 as compared to the same period in 2019.

Consolidated average price per unit case increased by 1.7% to Ps.52.98 in the six months ended June 30, 2020, as compared to Ps.52.09 in the same period in 2019, mainly as a result of pricing and revenue management initiatives coupled with favorable currency translation effects. These factors were partially offset by unfavorable price-mix effects. On a comparable basis, average price per unit case would have decreased by 0.5% in the six months ended June 30, 2020 as compared to the same period in 2019.

Sales volume in Central America decreased by 3.2% to 112.9 million unit cases in the six months ended June 30, 2020, as compared to 116.6 million unit cases in the same period in 2019, mainly as a result of lockdowns and social distancing measures related to the COVID-19 pandemic.

•

Sales volume of our sparkling beverage portfolio remained flat in the six months ended June 30, 2020 as compared to the same period in 2019, driven by an increase in sales volume of our colas portfolio, which was partially offset by a decrease in our flavored sparkling beverage portfolio, in each case as compared to the six months ended June 30, 2019.

•	Sales volume of our still beverage portfolio decreased by 19.5% in the six months ended June 30, 2020 as compared to the same period in 2019.

•	Sales volume of bottled water, excluding bulk water, decreased by 29.1% in the six months ended June 30, 2020 as compared to the same period in 2019.

•	Sales volume of our bulk water portfolio declined by 9.0% in the six months ended June 30, 2020 as compared to the same period in 2019.

Gross Profit

Our gross profit in this consolidated reporting segment remained flat at Ps.25,933 million in the six months ended June 30, 2020 as compared to the same period in 2019; however, gross profit margin increased by 80 basis points to 49.0% in the six months ended June 30, 2020 as compared to the same period in 2019. Gross profit margin increased mainly as a result of lower PET costs, our pricing initiatives and our favorable currency hedging strategies. These factors were partially offset by an unfavorable price-mix effect and higher concentrate costs in Mexico. On a comparable basis, gross profit would have decreased by 2.2%.

Administrative and Selling Expenses

Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment decreased by 40 basis points to 32.5% in the six months ended June 30, 2020 as compared to the same period in 2019. Administrative and selling expenses, in absolute terms, decreased by 2.8% in the six months ended June 30, 2020 as compared to the same period in 2019, driven mainly by operating expense efficiencies such as labor, maintenance and marketing expenses, and severance payments incurred during the first six months of 2019 related to the implementation of efficiency initiatives designed to create a leaner and more agile organization.

South America

Total Revenues

Total revenues in our South America consolidated reporting segment decreased by 12.7% to Ps.35,437 million in the six months ended June 30, 2020 as compared to the same period in 2019, mainly as a result of a decrease in sales volumes, unfavorable price-mix effects and an unfavorable currency translation effect resulting from the depreciation of most of our operating currencies in the division relative to the Mexican peso. These effects were partially offset by pricing and revenue management initiatives. Total revenues for beer amounted to Ps.7,254 million in the six months ended June 30, 2020. On a comparable basis, total revenues would have decreased by 1.1% in the six months ended June 30, 2020 as compared to the same period in 2019.

Total sales volume in our South America consolidated reporting segment decreased by 4.6% to 576.3 million unit cases in the six months ended June 30, 2020 as compared to the same period in 2019, mainly as a result of lockdowns and social distancing measures related to COVID-19.

•

Sales volume of our sparkling beverage portfolio decreased by 3.1% in the six months ended June 30, 2020 as compared to the same period in 2019, driven by a 3.7% decrease in both our colas and flavored sparkling beverage portfolios, in each case as compared to the six months ended June 30, 2019.

•	Sales volume of our still beverage portfolio decreased by 10.5% in the six months ended June 30, 2020 as compared to the same period in 2019.

•	Sales volume of our bottled water category, excluding bulk water, decreased by 20.0% in the six months ended June 30, 2020 as compared to the same period in 2019.

•	Sales volume of our bulk water portfolio increased by 4.8% in the six months ended June 30, 2020 as compared to the same period in 2019.

Sales volume in Brazil decreased by 4.0% to 379.5 million unit cases in the six months ended June 30, 2020, as compared to 395.5 million unit cases during the same period in 2019.

•

Sales volume of our sparkling beverage portfolio decreased by 3.1% in the six months ended June 30, 2020 as compared to the same period in 2019, mainly driven by a decrease in our colas portfolio, partially offset by an increase in our flavored sparkling beverage portfolio, in each case as compared to the same period in 2019.

•	Sales volume of our still beverage portfolio decreased by 9.3% in the six months ended June 30, 2020 as compared to the same period in 2019.

•	Sales volume of our bottled water, excluding bulk water, decreased by 14.9% in the six months ended June 30, 2020 as compared to the same period in 2019.

•	Sales volume of our bulk water portfolio increased by 18.1% in the six months ended June 30, 2020 as compared to the same period in 2019.

Sales volume in Colombia decreased by 2.3% to 119.7 million unit cases in the six months ended June 30, 2020, as compared to 122.5 million unit cases in the same period in 2019.

•

Sales volume of our sparkling beverage portfolio increased by 2.5% in the six months ended June 30, 2020 as compared to the same period in 2019, mainly driven by an increase in both our colas and flavored sparkling beverage portfolio, in each case as compared to the same period in 2019.

•	Sales volume of our still beverage portfolio decreased by 12.8% in the six months ended June 30, 2020 as compared to the same period in 2019.

•	Sales volume of bottled water, excluding bulk water, decreased by 30.4% in the six months ended June 30, 2020 as compared to the same period in 2019.

•	Sales volume of our bulk water portfolio decreased by 7.0% in the six months ended June 30, 2020 as compared to the same period in 2019.

Sales volume in Argentina decreased by 11.8% to 58.5 million unit cases in the six months ended June 30, 2020, as compared to 66.3 million unit cases in 2019.

•

Sales volume of our sparkling beverage portfolio decreased by 11.0% in the six months ended June 30, 2020 as compared to the same period in 2019, driven by a decrease in both our colas and flavored sparkling beverage portfolio.

•	Sales volume of our still beverage portfolio decreased by 15.6% in the six months ended June 30, 2020 as compared to the same period in 2019.

•	Sales volume of bottled water, excluding bulk water, decreased by 28.1% in the six months ended June 30, 2020 as compared to the same period in 2019.

•	Sales volume of our bulk water portfolio increased by 35.2% in the six months ended June 30, 2020 as compared to the same period in 2019.

Sales volume in Uruguay decreased by 7.0% to 18.6 million unit cases in the six months ended June 30, 2020, as compared to 20 million unit cases in the same period in 2019.

•

Sales volume of our sparkling beverage portfolio decreased by 9.3% in the six months ended June 30, 2020 as compared to the same period in 2019, mainly driven by a decrease in both our colas and flavored sparkling beverage portfolio, in each case as compared to the same period in 2019.

•	Sales volume of our still beverage portfolio decreased by 44.1% in the six months ended June 30, 2020 as compared to the same period in 2019.

•	Sales volume of bottled water increased by 13.8% in the six months ended June 30, 2020 as compared to the same period in 2019.

Consolidated average price per unit case decreased by 11.2% to Ps.48.05 in the six months ended June 30, 2020, as compared to Ps.54.10 in the same period in 2019, mainly as a result of unfavorable currency translation effects coupled with unfavorable price-mix effects. These effects were partially offset by our revenue management initiatives. On a comparable basis, average price per unit case would have increased by 3.1% in the six months ended June 30, 2020, as compared to the same period in 2019.

Gross Profit

Gross profit in this consolidated reporting segment amounted to Ps.13,815 million, a decrease of 19.4% in the six months ended June 30, 2020 as compared to the same period in 2019, with a 320 basis point gross margin contraction to 39.0% in the six months ended June 30, 2020 as compared to the same period in 2019. This decrease in gross profit was mainly driven by declines in sales volume and unfavorable price-mix effects, coupled with higher concentrate costs in Brazil related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, due to our decision to suspend such tax credits. In addition, our gross profit was affected by the deprecation of the average exchange rate of all our operating currencies in the division, which affected our U.S. dollar-denominated raw material costs. These factors were partially offset by lower PET costs and currency hedging initiatives. On a comparable basis, gross profit would have decreased by 8.6%.

Administrative and Selling Expenses

Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment increased by 70 basis points to 30.9% in the six months ended June 30, 2020 as compared to the same period in 2019. Administrative and selling expenses, in absolute terms, decreased by 10.8% in the six months ended June 30, 2020 as compared to the same period in 2019, driven mainly by operating expense efficiencies such as labor, maintenance and marketing expenses, and severance payments incurred during the first six months of 2019 related to the implementation of efficiency initiatives designed to create a leaner and more agile organization.

Liquidity and Capital Resources

Liquidity

The principal source of our liquidity is cash generated from operations. A significant majority of our sales are on a cash basis with the remainder on a short-term credit basis. We have traditionally been able to rely on cash generated from operations to fund our working capital requirements and our capital expenditures. Our working capital benefits from the fact that most of our sales are made on a cash basis, while we generally pay our suppliers on credit. We have used a combination of borrowings from Mexican and international banks and bond issuances in the Mexican and international capital markets.

Our total indebtedness was Ps.91,286 million as of June 30, 2020, as compared to Ps.69,977 million as of December 31, 2019. Short-term debt (including current maturities of long term debt) and long-term debt were Ps.17,247 million and Ps.74,039 million, respectively, as of June 30, 2020, as compared to Ps.11,485 million and Ps.58,492 million, respectively, as of December 31, 2019. Total debt increased by Ps.21,309 million in 2020, compared to December 31, 2019. As of June 30, 2020, our cash and cash equivalents were Ps.41,473 million, as compared to Ps.20,491 million as of December 31, 2019. As of June 30, 2020, our cash and cash equivalents were comprised of 42.0% U.S. dollars, 36.0% Mexican pesos, 13.0% Brazilian reais, 1.0% Argentine pesos, 4.0% Colombian pesos and 4.0% other legal currencies. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

Future currency devaluations, the imposition of exchange controls in any of the countries where we have operations or the extended duration of the COVID-19 pandemic could have an adverse effect on our financial position and liquidity.

As part of our financing policy, we expect to continue to finance our liquidity needs mainly with cash flows from our operating activities. Nonetheless, as a result of regulations in certain countries where we operate, it may not be beneficial or practicable for us to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls may also increase the real price of remitting cash to fund debt requirements in other countries. In the event that cash in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In the future we may finance our working capital and capital expenditure needs with short-term or other borrowings.

We continuously evaluate opportunities to pursue acquisitions or engage in strategic transactions. We would expect to finance any significant future transactions with a combination of any of cash, long-term indebtedness and the issuance of shares of our company.

Our financing, treasury and derivatives policies provide that our finance and planning committee is responsible for determining the company’s overall financial strategy, including the dividends policy, investments of our funds, cash flow and working capital strategies, mergers and acquisitions, debt and equity issuances, repurchases of shares, contract of financial derivative instruments (only for hedging purposes), purchase and lease of assets and indebtedness of the company, among others; which is ultimately approved by our board of directors and implemented by our corporate finance department.

Sources and Uses of Cash

The following table summarizes the sources and uses of cash for the six months ended June 30, 2020 and 2019, from our consolidated statements of changes in cash flows:

	Six Months Ended June 30,
	2020	2019
	(in millions)
	(unaudited)
Net cash flows from operating activities	Ps. 18,140	Ps. 15,924
Net cash flows used in investing activities(1)	(3,578)	(3,609)
Net cash flows generated by (used in) financing activities	3,563	(11,924)
Dividends paid	(5,105)	(3,722)

Contractual Obligations

The table below sets forth our contractual obligations as of June 30, 2020:

	As of June 30, 2020
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total
	(in millions)
	(unaudited)
Debt(1)
Mexican pesos	Ps.13,649	Ps.1,457	Ps.7,497	Ps.22,543	Ps.45,146
U.S. dollars	—	—	—	41,962	41,962
Brazilian reais	187	84	69	8	348
Colombian pesos	1,331	—	—	—	1,331
Argentine pesos	473	—	—	—	473
Uruguayan pesos	1,607	419	—	—	2,026
Interest Payments on Debt(2)
Mexican pesos	2,714	2,073	3,509	3,827	12,123
U.S. dollars	1,520	1,520	3,042	18,629	24,711
Brazilian reais	13	6	4	1	24
Colombian pesos	32	—	—	—	32
Argentine pesos	55	—	—	—	55
Uruguayan pesos	158	7	—	—	165
Cross Currency Swaps
U.S. dollars to Mexican pesos(3)	—	(355)	—	(1,777)	(2,132)
U.S. dollars to Brazilian reais(4)	(2,061)	(2,742)	—	—	(4,803)
U.S. dollars to Colombian pesos(5)	(35)	—	—	—	(35)
Interest Rate Swaps
Brazilian variable interest rate to fixed rate(6)	105	—	—	—	105
Forwards
U.S. dollars to Mexican pesos(7)	(433)	(28)	—	—	(461)
U.S. dollars to Brazilian reais(8)	(213)	—	—	—	(213)
U.S. dollars to Colombian pesos(9)	(23)	—	—	—	(23)
U.S. dollars to Argentine pesos(10)	8	—	—	—	8
U.S. dollars to Uruguayan pesos(11)	(8)	—	—	—	(8)
Commodity Hedge Contracts
Sugar(12)	42	(13)	—	—	29
Aluminum(13)	16	(8)	—	—	8
PET resin(14)	92	(3)	—	—	89
Lease obligations (IFRS 16)	500	162	412	264	1,338
Expected Benefits to be Paid for Pension and Retirement Plans, Seniority Premiums and Post-employment	278	404	629	1,987	3,298

(1)	Excludes the effect of cross currency swaps.
(2)

Interest was calculated using the contractual debt and nominal interest rates as of June 30, 2020. Liabilities denominated in U.S. dollars were converted to Mexican pesos at an exchange rate of Ps.22.97 per U.S. dollar, which was the exchange rate determined by Banco de México for the settlement of obligations in foreign currencies on June 30, 2020.

(3)

Cross-currency swaps used to convert U.S. dollar-denominated debt into Mexican peso-denominated debt with a notional amount of Ps.14,472 million. These cross-currency swaps are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of June 30, 2020.

(4)

Cross-currency swaps used to convert U.S. dollar-denominated debt into Brazilian real-denominated debt with a notional amount of Ps.16,347 million. These cross-currency swaps are considered hedges for accounting purposes and the amounts shown in the table are fair value figures (gain)/loss as of June 30, 2020.

(5)

Cross-currency swaps used to convert U.S. dollar-denominated debt into Colombian peso-denominated debt with a notional amount of Ps.466 million. These cross-currency swaps are considered hedges for accounting purposes and the amounts shown in the table are fair value figures (gain)/loss as of June 30, 2020.

(6)

Reflects the market value as of June 30, 2020 of the interest rate swaps used to hedge Brazilian interest rate variation. These interest rate swaps are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as June 30, 2020.

(7)

Reflects the market value as of June 30, 2020 of forward derivative instruments used to hedge against fluctuation in the Mexican peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of June 30, 2020.

(8)

Reflects the market value as of June 30, 2020 of forward derivative instruments used to hedge against fluctuation in the Brazilian real. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of June 30, 2020.

(9)

Reflects the market value as of June 30, 2020 of forward derivative instruments used to hedge against fluctuation in the Colombian peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of June 30, 2020.

(10)

Reflects the market value as of June 30, 2020 of forward derivative instruments used to hedge against fluctuation in the Argentine peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of June 30, 2020.

(11)

Reflects the market value as of June 30, 2020 of forward derivative instruments used to hedge against fluctuation in the Uruguayan peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of June 30, 2020.

(12)

Reflects the market value as of June 30, 2020 of futures contracts used to hedge sugar cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of June 30, 2020.

(13)

Reflects the market value as of June 30, 2020 of futures contracts used to hedge aluminum cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of June 30, 2020.

(14)

Reflects the market value as of June 30, 2020 of futures contracts used to hedge PET resin cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of June 30, 2020.

Debt Structure

The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of June 30, 2020:

Currency	Percentage of Total Debt(1)	Average Nominal Rate(2)	Average Adjusted Rate(1)(3)
Mexican pesos	68.0%	6.7%	7.3%
U.S. dollars	13.2%	3.6%	2.8%
Brazilian reais	13.8%	6.8%	9.1%
Colombian pesos	2.1%	4.6%	4.5%
Argentine pesos	0.6%	37.7%	37.7%
Uruguayan pesos	2.4%	12.1%	12.1%

(1)	Includes the effects of our derivative contracts as of June 30, 2020, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais.
(2)	Annual weighted average interest rate per currency as of June 30, 2020.
(3)

Annual weighted average interest rate per currency as of June 30, 2020 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.” in our annual report on Form 20-F for the year ended December 31, 2019.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contingencies

We are subject to various claims and contingencies related to tax, labor and other legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, changes in laws and regulations applicable to our operations and sales, negotiations between affected parties and governmental actions.

We have various losses related to tax, labor and other legal proceedings. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See note 19 to our unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the six month periods ended June 30, 2020 and 2019 and note 26 to our consolidated financial statements as of December 31, 2019. We use outside legal counsel for certain complex legal proceedings. The following table presents the nature and amount of the loss contingencies recorded as of June 30, 2020:

	As of June 30, 2020
	(in millions)
	(unaudited)
Tax	Ps.	2,287
Labor		2,169
Legal		1,044
Total	Ps.	5,500

As is customary in Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps.9,213 million and Ps.10,471 million as of June 30, 2020 and December 31, 2019, respectively, by pledging fixed assets, or providing bank guarantees.

In connection with our acquisitions, sellers normally agree to indemnify us against certain contingencies that may arise as a result of the management of the businesses prior to the acquisition, subject to survival provisions and other limitations.

Capital Expenditures

The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by consolidated reporting segment:

	Six Months Ended June 30,
	2020	2019
	(in millions )
	(unaudited)
Mexico and Central America(1)	Ps. 2,554	Ps. 2,079
South America(2)	1,313	1,882
Capital expenditures, net	3,867	3,961

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil, Argentina and Uruguay.

In 2020 and 2019, we have focused our capital expenditures on investments in (i) returnable bottles and cases, (ii) improving the efficiency in our distribution infrastructure, (iii) placing coolers with retailers, (iv) information technology and (v) increasing production capacity.

We have budgeted approximately U.S.$438 million (Ps.10,110 million as of June 30, 2020) for our capital expenditures in 2020.

We estimate that of our projected capital expenditures for 2020, approximately 42.9% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for the remainder of 2020. Our capital expenditure plan for the remainder of 2020 may change based on market and other conditions, our results and financial resources.

Historically, The Coca-Cola Company has contributed resources in addition to our own capital expenditures. We generally use these contributions for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers. Such contributions may result in a reduction in our selling expenses line. Contributions by The Coca-Cola Company are made on a discretionary basis. Although we believe that The Coca-Cola Company will make additional contributions in the future to assist our capital expenditure program based on past practice and the benefits to The Coca-Cola Company as owner of the Coca-Cola brands from investments that support the strength of the brands in our territories, we can give no assurance that any such contributions will be made.

Hedging Activities

We hold or enter into derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” in our annual report on Form 20-F for the year ended December 31, 2019.

The following table provides a summary of the fair value of derivative instruments as of June 30, 2020. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which generally are also our counterparties to the relevant contracts.

	Fair Value as of June 30, 2020
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(in millions)
	(unaudited)
Cross Currency Swaps
U.S. dollars to Mexican pesos	Ps. —	Ps. (355)	Ps. —	Ps. (1,777)	Ps.(2,132)
U.S. dollars to Brazilian reais	(2,061)	(2,742)	—	—	(4,803)
U.S. dollars to Colombian pesos	(35)	—	—	—	(35)
Interest Rate Swaps
Brazilian variable interest rate to fixed rate	105	—	—	—	105
Forwards
U.S. dollars to Mexican pesos	(433)	(28)	—	—	(461)
U.S. dollars to Brazilian reais	(213)	—	—	—	(213)
U.S. dollars to Colombian pesos	(23)	—	—	—	(23)

	Fair Value as of June 30, 2020
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(in millions)
U.S. dollars to Argentine pesos	8	—	—	—	8
U.S. dollars to Uruguayan pesos	(8)	—	—	—	(8)
Commodity Hedge Contracts
Sugar	42	(13)	—	—	29
Aluminum	16	(8)	—	—	8
PET resin	92	(3)	—	—	89

RECENT DEVELOPMENTS

Recent developments relating to COVID-19

The COVID-19 pandemic has negatively affected global and regional economic conditions. In response, we have taken preventive measures at our offices and facilities to ensure continued operations and to keep our teams and our customers healthy and safe. As part of those preventive measures we have created a comprehensive management framework designed to guide our mitigation actions across five key areas: collaborators, clients, consumers, community and cash flow. These initiatives include:

•

Collaborators: Ensuring employees’ safety and wellbeing is of utmost importance. Examples of additional measures include implementing reinforced health, sanitation and hygiene protocols across our facilities and providing our employees with additional protective equipment such as masks, gloves and sanitizing gels.

•

Clients: We are helping our clients to remain open for business in a safe way. Among our initiatives, we are leveraging our digital capabilities such as multichannel order-taking via B2B platforms, contact centers, and messaging and voice over IP services. In addition, our preventive measures include donating protective screens for our clients’ counters.

•

Consumers: Consumers are one of our top priorities. Accordingly, our mitigation actions include leveraging our affordability portfolio across key markets and channels, as well as reinforcing our presence in digital and direct-to-home channels.

•

Community: As part of our social response to the COVID-19 pandemic, we are donating beverages to health centers, transporting medical supplies, contributing to the construction of alternative health centers, and acquiring medical equipment, among other community relief initiatives.

•

Cash Flow: Consistent with our financial discipline, we are implementing measures to further strengthen our balance sheet and protect our cash flow by prioritizing or deferring capital expenditures and rationalizing expenses.

Government responses to the COVID-19 pandemic have caused temporary closures and social distancing measures at points of sale, including restaurants, cinemas and other venues, such as stadiums, auditoriums and concert halls, causing fluctuations in the volumes and mix of the products we sell. As a result, we have adopted a number of initiatives to reduce costs in the territories where we operate, including a review of our capital expenditures for the rest of 2020.

Despite the fact that the COVID-19 pandemic resulted in the imposition of strict measures in the territories where we operate, as of June 30, 2020, we have not had significant disruptions in our operations or supply chain. During the first six months ended June 30, 2020, we saw a very resilient traditional trade channel (sales made at small retail stores to consumers), which is our most important sales channel. In addition, we saw an increase in sales through our digital sales channels, such as food aggregators, digital platforms and telemarketing, as the imposition of measures and regulations aimed at containing the COVID-19 pandemic have tilted consumer preferences towards these channels. As a result, and in an effort to safeguard the health of our workforce and business partners, we are reinforcing our presence in these distribution channels. This reinforcement is aligned with our overall digitization and omnichannel strategies.

The COVID-19 pandemic has also caused and continues to cause significant volatility in the financial markets, undermining investors’ confidence in the growth of countries and businesses. Major stock markets have halted operations on several occasions as persistent market turmoil intensifies and new information becomes available. Currencies in many of the countries where we operate, including the Mexican peso, have suffered a significant depreciation against the U.S. dollar as compared to December 31, 2019, which has increased the cost of some of our raw materials, and therefore negatively affected our financial results. In addition, the long-term economic effects of the COVID-19 pandemic may include lower or negative growth rates in the markets where we operate and reduced demand for our products or a shift to lower margin products. The COVID-19 pandemic has also increased the interest rates for short term loans, and these market conditions, if persisting for an extended duration, could affect our costs of financing. Furthermore, the duration of the COVID-19 pandemic is uncertain, and we cannot predict whether the virus will continue spreading in the territories where we operate or when or if the pandemic will subside.

Recent developments relating to regulations in Mexico

In June 2019, the government of the State of Oaxaca, Mexico amended the Law for the Prevention and Management of Solid Waste (Ley para la Prevención y Gestión Integral de los Residuos Sólidos) to prohibit the use, sale and distribution of single-use PET bottles for water and all other beverages in the State of Oaxaca. As a result, on July 30, 2019, two of our Mexican subsidiaries filed a constitutional challenge (amparo) against the amended law aiming to obtain an injunction, which was denied. The proceeding continues and is pending resolution. However, we cannot assure you that any legal measures taken by us will have the desired effect or that the amendment will not have an adverse impact on our business and results of operations in Mexico.

In March 2020, the Mexican government amended the existing Official Mexican Standard (NOM-051), which regulates the labeling of prepackaged food and non-alcoholic beverages (“Products”), to introduce a new labeling system for Products sold in Mexico. The amended regulation sets forth that Products’ nutrition facts labels must include protein, sugar, added sugar, sodium, saturated fat and other fat contents per 100 grams or 100 milliliters. Nutrition facts labels must also include complementary nutritional information by means of octagonal seals, which shall apply to Products that exceed the NOM-051 parameters regarding recommended sugar, calorie, sodium, saturated fat and other fat contents, as well as warnings for any Products that contain caffeine or non-caloric sweeteners. In accordance with the amended NOM-051, our entire portfolio (except for water) is required to comply with the new labeling guidelines by October 1, 2020, although Products labeled in compliance with the pre-amended NOM-051 are permitted to remain on the market until November 30, 2020. We are currently implementing the measures necessary to comply with the new NOM-051 within the required timeframe, including with regards to our containers and packaging suppliers’ capacity, among other technical difficulties. Additionally, we have filed a constitutional challenge (amparo) against the amended NOM-051, which is still pending resolution. We cannot assure you that these amendments will not have an adverse impact on our business and results of operations in Mexico or that any legal measures taken by us will have the desired effect.

Recent developments relating to increased costs of renewable energy in Mexico

In the context of the power industry, the current Mexican federal government has publicly stated that one of its objectives is to strengthen the Federal Electricity Commission (Comisión Federal de Electricidad) (“CFE”). In this regard, during the second and third quarters of 2020, the governmental authorities within the power sector (i.e., the National Center of Energy Control (Centro Nacional de Control de Energía), the Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”) and the Ministry of Energy (Secretaría de Energía)) issued certain orders, resolutions and public policies imposing restrictions and additional requirements for purposes of the development, construction and/or operation of intermittent renewable energy projects, particularly, solar photovoltaic and wind power plants. Accordingly, in May 2020, CRE, as regulator of the Mexican power sector, approved an increase to the transmission cost applicable to holders of grandfathered interconnection agreements (titulares de contratos de interconexión legados) that produce energy from renewable energy or efficient cogeneration sources. Grandfathered projects are those subject to the rules pursuant to the laws applicable before the Mexican energy reform as of 2013-2014. This new cost for the transmission service constitutes an increase for grandfathered renewable projects which was applied by CFE as of July 2020. While the entities legally obliged to pay for those transmission costs are generators (that is, holders of the grandfathered interconnection agreements), depending on the structure agreed in the corresponding energy supply/delivery contracts (“PPAs”) (e.g., as a pass-through of such transmission costs or a change in law), end-users under the grandfathered self-supply (autoabastecimiento) scheme may run the risk of transmission costs and be obligated to pay the relevant generator for said incremental costs. In other words, offtakers (as self-supplied consumers) would assume significant power-related costs vis-à-vis their operation. Several constitutional challenges (amparos) against such increase in transmission charges have been filed by multiple affected parties, including, generator(s) with which we have signed a PPA. A permanent have injunction (suspensión definitiva) in respect of such increase has been granted by Mexican federal courts in favor of most generators with whom we have entered into PPAs, except for one generator, which obtained a temporary injunction (suspension temporal) and expects that a permanent injunction will be granted on the hearings to be held in its amparo proceedings. Where a permanent injunction has been granted, the new transmission costs will not be applicable during the course of the corresponding amparo proceedings. Ultimately, courts will have to decide on the merits of the amparo challenge and whether to uphold or not the CRE resolution whereby these incremental transmission costs to grandfathered renewable/efficient cogeneration projects were established. We cannot assure you that these legal measures will have the desired effect and that this increase will not have an adverse impact on our results of operations as we may be forced to incur additional costs for consumption of electricity. Additionally, we may be forced to consume energy other than the renewable energy that is provided to us under current PPAs. Furthermore, we cannot assure you that the Mexican government will not implement similar measures or other changes in laws, policies and regulations impacting the power sector in Mexico, which could make it more difficult to purchase power at competitive prices.

Recent developments relating to our goals to reduce greenhouse gas emissions

In June 2020, we received the approval from the Science Based Targets Initiative (“SBTi”) for our greenhouse gas (“GHG”) emissions reduction targets. SBTi is a collaboration between the Carbon Disclosure Project, the United Nations Global Compact, the World Resources Institute and the World Wide Fund for Nature. In 2019, we worked in collaboration with our value chain to develop a robust GHG emissions inventory and have defined the following goals, intended to be met by 2030:

•	reduce absolute GHG emissions from our operations by 50% compared to the 2015 baseline;

•	reduce absolute GHG emissions from our value chain, covering purchased goods and services and upstream transportation and distribution by 20% compared to the 2015 baseline; and

•	achieve 100% renewable electricity in our operations.

The targets we established for our operations are consistent with reductions required to meet the goals of the Paris Agreement and limit global warming to well-below 2ºC. Our target for emissions from our value chain meets the SBTi’s criteria for ambitious value chain goals, meaning it is in line with current best practice.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2020 and for the six-month periods ended June 30, 2020 and 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2020

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Constantino Spas Montesinos
Name:	Constantino Spas Montesinos
Title:	Chief Financial Officer